Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
November 14, 2023
CONFIDENTIAL
VIA EDGAR
Re:         F&G Annuities & Life, Inc.
Confidential Submission of Draft Registration Statement on Form S-1
Submitted November 14, 2023
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
To whom it may concern,
On behalf of our client, F&G Annuities & Life, Inc., a Delaware corporation, (the “Company”), we are hereby submitting a draft registration statement on Form S-1 relating to a proposed public offering of the Company’s senior notes via EDGAR to the Securities and Exchange Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.
A public filing of the registration statement will be made on a subsequent date, which in no event will be later than 48 hours before the date and time at which the Company requests the registration statement become effective.
If you have any questions regarding this submission, please contact the undersigned at (212) 735-2573, as counsel to the Company.

Very truly yours,

/s/ Dwight S. Yoo

cc:	Christopher O. Blunt, President and Chief Executive Officer, F&G Annuities & Life, Inc.
Wendy J.B. Young, Chief Financial Officer, F&G Annuities & Life, Inc.